Exhibit 99.1

Itaú Corpbanca Investor Relations

Itaú Corpbanca Announces First Quarter 2019 Management Discussion & Analysis Report

Santiago, Chile, April 30, 2019. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the first quarter ended March 31, 2019.

The financial information included in the MD&A Report is based in our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance.

For the full MD&A Report, please refer to the following link:

https://ir.itau.cl/files/doc_financials/quarterly_reports/2019/q4/2019-Q1-MD-A.pdf

On Thursday, May 2, 2019, at 11:00 A.M. Santiago time (11:00 AM ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Financial Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (877) 790-7811 (US Toll Free Dial In), or +1 (647) 689-5491 (Standard International Dial-In). Please quote “Itaú Corpbanca” to the operator.

A telephonic replay of the conference call will be available Friday, May 9, 2019, by dialing +1(800) 585-8367 (Encore Dial In). Access Code: 9461549#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

https://event.on24.com/wcc/r/1957313/4642EEAFB0F531A975CF8C2382371326

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia –Banco Corpbanca Colombia and Helm Bank– becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of February 28, 2019, according to the Chilean Superintendency of Banks, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.1% market share. As of January 31, 2019, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.7%.

Investor Relations – Itaú Corpbanca

   +56 (2) 2660-1701 / IR@corpbanca.cl

ir.itau.cl

Management Discussion & Analysis ir.itau.cl

Table of Contents Management Discussion & Analysis Page 5 Executive Summary 7 Income Statement and Balance Sheet Analysis 17 Managerial results - Breakdown by country 19 Managerial results - Breakdown for Chile 21 Managerial results - Breakdown for Colombia 31 Balance Sheet 41 Solvency Ratios 46 Additional Information 47 Complete Financial Statements Access here

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Management Discussion & Analysis Management Discussion & Analysis

This report is based on Itaú CorpBanca reviewed financial statements for 1Q’19, 4Q’18 and 1Q’18 prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of March 31, 2019 of Ch680.44 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the SBIF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report as of for the three months ended March 31, 2019 and 2018, for the three months ended December 31, 2018 and as of March 31, 2019 and 2018 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000). 6

Management Discussion & Analysis | Executive Summary

Itaú

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based in our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on Itaú's Management Model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended March 31, 2019 and 2018, for the three months ended December 31, 2018 and as of March 31, 2019 and 2018.

	In Ch$ million (except where indicated), end of period	1Q19	4Q18	1Q18	3M19	3M18
Results	Recurring Net Income	34,187	43,771	50,150	34,187	50,150
	Operating Revenues [1]	269,631	296,039	270,471	269,631	270,471
	Managerial Financial Margin	221,049	244,339	223,252	221,049	223,252
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2 3]	0.5%	0.6%	0.7%	0.5%	0.7%
	Recurring Return on Tangible Avg. equity (RoTAE) [2 4]	6.9%	8.9%	10.8%	6.9%	10.8%
	Recurring Return on Avg. assets (RoAA) [2]	0.5%	0.6%	0.7%	0.5%	0.7%
	Recurring Return on Avg. equity (RoAE) [2 5]	4.1%	5.3%	6.2%	4.1%	6.2%
	Risk Index (Loan loss allowances / Total loans)	3.1%	3.1%	3.4%	3.1%	3.4%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.2%	2.1%	2.4%	2.2%	2.4%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	1.9%	1.8%	2.2%	1.9%	2.2%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	3.1%	3.1%	2.9%	3.1%	2.9%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	142.6%	147.6%	141.7%	142.6%	141.7%
	Efficiency Ratio (Operating expenses / Operating revenues)	57.2%	53.5%	56.6%	57.2%	56.6%
	Risk-Adjusted Efficiency Ratio (RAER)	74.2%	69.1%	73.1%	74.2%	73.1%
Balance Sheet	Total Assets	29,556,812	29,455,654	28,733,496		
	Gross Total Credit Portfolio	21,648,642	21,502,648	20,613,835		
	Total Deposits	14,307,795	14,421,586	14,240,382		
	Loan Portfolio / Total Deposits	151.3%	149.1%	144.8%		
	Shareholders Equity	3,338,116	3,324,531	3,229,510		
	Tangible Equity [4]	2,006,585	1,987,123	1,871,480		
Other	Headcount [6]	9,042	9,179	9,374		
	Chile	5,557	5,685	5,813		
	Colombia	3,485	3,494	3,561		
	Branches [7]	363	363	371		
	Chile	202	202	202		
	Colombia	161	161	169		
	ATM – Automated Teller Machines	635	638	644		
	Chile	463	464	470		
	Colombia	172	174	174		

Notes: (1) Operating Revenues = Managerial Financial Margin + Commissions and Fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible Equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 42 of this report. **(5)** Equity = Shareholders equity. **(6)** Headcount for Chile includes employees of our New York branch and since 1Q'18 also from our RepOffices in Lima and Madrid; and headcount for Colombia includes employees of Itaú (Panamá). **(7)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú Corpbanca 7

Management Discussion & Analysis | Executive Summary

In Ch$ million (except where indicated), end of period		1Q19	4Q18	1Q18	3M19	3M18
Highlights	Total Outstanding shares (Thousands)	512,406,760	512,406,760	512,406,760	512,406,760	512,406,760
	Book Value per share (Ch$)	6.515	6.488	6.303	6.515	6.303
	Diluted Recurring Earnings per share (Ch$)	0.067	0.085	0.098	0.067	0.098
	Accounting Diluted Earnings per share (Ch$)	0.055	0.056	0.083	0.055	0.083
	Diluted Recurring Earnings per ADR (US$)	0.147	0.184	0.243	0.147	0.243
	Accounting Diluted Earnings per ADR (US$)	0.122	0.120	0.207	0.122	0.207
	Dividend (Ch$ million)	51,614	n.a.	22,979	51,614	22,979
	Dividend per share (Ch$)	0.1007	n.a.	0.0448	0.1007	0.0448
	Gross Dividend per ADS (US$)	0.2226	n.a.	0.1110	0.2221	0.1110
	Market capitalization (Ch$ billion)	3,074.4	3,319.9	2,972.0	3,074.4	2,972.0
	Market capitalization (US$ billion)	4.5	4.8	4.9	4.5	4.9
	Solvency Ratio - BIS Ratio [8]	14.3%	14.6%	14.3%	14.3%	14.3%
	Shareholders' equity / Total assets	11.3%	11.3%	11.2%	11.3%	11.2%
	Shareholders' equity / Total liabilities	12.8%	12.8%	12.8%	12.8%	12.8%
Indicators	Ch$ exchange rate for US$1.0	680.44	694.73	604.18	680.44	604.18
	COP exchange rate for Ch$1.0	0.2140	0.2139	0.2163	0.2140	0.2163
	Monetary Policy Interest Rate - Chile [9]	3.0%	2.8%	2.5%	3.0%	2.5%
	Monetary Policy Interest Rate - Colombia [9]	4.3%	4.3%	4.5%	4.3%	4.5%
	Quarterly UF variation - Chile	-0.0%	0.8%	0.6%	-0.0%	0.6%
	Quarterly CPI variation - Chile	0.6%	0.3%	0.7%	0.6%	0.7%
	Quarterly CPI variation - Colombia	1.6%	0.5%	1.6%	1.6%	1.6%

Notes: **(8)** BIS Ratio= Regulatory capital / RWA, according to SBIF current definitions. **(9)** End of each period.

Itaú Corpbanca 8

Management Discussion & Analysis Executive Summary Net Income and Recurring Net Income Our recurring net income attributable to shareholders totaled Ch34,187 million in the first quarter of 2019 from an accounting net income of Ch$28,252 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below: Non-Recurring Events In Ch$ million 1Q19 4Q18 1Q18 3M19 3M18 Net Income Attributable to Shareholders (Accounting) 28,252 28,456 42,760 28,252 42,760 Non-Recurring Events 5,935 15,315 7,390 5,935 7,390 (a) Restructuring Costs 588 588 (b) Transaction Costs 30 1,077 1,439 30 1,439 (d) Regulatory fines or penalties 9,585 Amortization of intangibles generated through business combinations 8,515 8,520 8,510 8,515 8,510 Tax Effects (2,610) (3,866) (3,147) (2,610) (3,147) Recurring Net Income Attributable to Shareholders (Managerial) 34,187 43,771 50,150 34,187 50,150 Events that we have considered non-recurring and at the same time not part of our business since 2015 (before and after Merger) are the following: (a) Restructuring costs: One-time integration costs. (b) Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and CorpBanca, such as investment banks, legal advisors, auditors and other related expenses. (c) Regulatory fines or penalties: Any regulatory sanction either paid or reversed, such as the fine imposed by the SBIF in 2015 that was reversed in 2017 and then again paid in December. 2018. (d) Amortization of Intangibles generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships. Itaú Corpbanca 9

Management Discussion & Analysis Executive Summary Managerial Income Statement Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control. For our managerial results, we adjust for non -recurring events -affecting accounting net income (as detailed on the previous page) - and we apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the break- down of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad - originally accounted for as income tax expense on our Net Income and subsequently reclassified as Financial Margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country -risk provisions; the provisions for assets received in lieu of payment; provisions and writ e-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program. These reclassifications enable us to carry out a business analysis from the management perspective. Beginning the first quarter of 2019 we are disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications . One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 11 (Acc ounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications. With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating t he effects of foreign exchange variations through financial instruments and includes the impact of all tax effects. As consolidated financial statements for Itaú Corpbanca use the Chilean peso as functional currency, foreign currencies are t ranslated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement. In the first quarter of 2019, the Chilean peso appreciated 0.1% against the Colombian peso compared to a depreciation of 3.6% in the previous quarter. Approximately 25% of our loan portfolio is denominated in Colombian peso. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso: For tax purposes, the Chilean Internal Revenue Service (“Servicio de Impuestos Internos” or SII) considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) amounts to US$140.5 million. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. Additionally , since January 2018 management has decided to hedge its exposure to translation of the valuation of its investment in its New York branch (US$165.77 million) with derivatives, also to be analyzed along with income tax expenses. U.S. dollar -2.1% +12.6% Ch$ 680.44 (1Q19/1Q18) (1Q19/4Q18) Colombian peso +0.1% -1.1% Ch$ 0.2140 (1Q19/4Q18) (4Q19/1Q187) Itaú Corpbanca 10

Management Discussion & Analysis Executive Summary Managerial Income Statement We present below a detailed reconciliation from our accounting income statements to our managerial income statements as previ ously described. Despite this example has been prepared with 1Q19 figures, it can be used to replicate any period : in Ch$ million 1Q’19 1 Interest Income 385,819 1 Interest Expense -186,814 Net Interest Income 199,005 2 Fees and commission income 61,044 4 Fees and commission expense -17,355 Net fee and commission income 43,689 1 Total financial transactions, net 9,239 1 Other operating income 8,756 Total operating income 260,689 3 Provision for Loan Losses -59,067 3 Recoveries from loans written-off as losses 11,210 Net operating income 212,832 4 Personnel expenses -72,956 4 Administrative expenses -59,400 4 Depreciation and amortization -30,508 4 Impairments 0 4 Other operating expenses -17,179 Total operating expenses -180,043 Operating Income 32,789 1 Income from investments in other companies 910 Income before taxes 33,699 5 Income tax expense -3,033 Net Income 30,666 6 Minority interests -2,414 Net Income attributable to Shareholders 28,252 in Ch$ million 1Q’19 Operating Revenues 278,954 1 Managerial Financial Margin 217,910 Financial Margin with Clients 206,062 Financial Margin with the Market 11,848 2 Commissions and Fees 61,044 3 Cost of Credit -47,857 Provision for Loan Losses -59,067 Recoveries from Loans written-off as losses 11,210 4 Non-interest Expenses -197,398 Personnel Expenses -72,956 Administrative Expenses -93,934 Depreciation, Amortization and Impairment -30,508 Income before Tax and Minority Interests 33,699 5 Income tax expense -3,033 6 Minority Interests in Subsidiaries -2,414 Net Income attributable to shareholders 28,252 Itaú Corpbanca 11

Management Discussion & Analysis | Executive Summary

Itaú

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 1st Quarter of 2019

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Operating Revenues	**278,954**	**-**	**9,885**	**(19,208)**	**269,631**
Managerial Financial Margin	217,910	-	9,885	(6,745)	221,049
Financial Margin with Clients	206,062	-	-	(3,908)	202,154
Financial Margin with the Market	11,848	-	9,885	(2,838)	18,895
Commissions and Fees	61,044	-	-	(12,462)	48,582
Cost of Credit	**(47,857)**	**-**	**-**	**(13,782)**	**(61,639)**
Provision for Loan Losses	(59,067)	-	-	(14,729)	(73,796)
Recovery of Loans Written Off as Losses	11,210	-	-	462	11,672
CVA	-	-	-	484	484
Non-interest Expenses	**(197,398)**	**10,086**	**-**	**32,953**	**(154,359)**
Personnel Expenses	(72,956)	-	-	802	(72,154)
Administrative Expenses	(93,934)	-	-	24,086	(69,848)
Depreciation, Amortization and Impairment	(30,508)	10,086	-	8,065	(12,357)
Income before Tax and Minority Interests	**33,699**	**10,086**	**9,885**	**(37)**	**53,633**
Income Tax Expense	(3,033)	(3,180)	(9,885)	37	(16,061)
Minority Interests in Subsidiaries	(2,414)	(971)	-	-	(3,385)
Recurring Net Income	**28,252**	**5,935**	**-**	**-**	**34,187**

Accounting and Managerial Income Statements Reconciliation | 4th Quarter of 2018

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Operating Revenues	**355,140**	**-**	**(20,369)**	**(38,732)**	**296,039**
Managerial Financial Margin	290,708	-	(20,369)	(25,999)	244,339
Financial Margin with Clients	231,861	-	-	(11,804)	220,057
Financial Margin with the Market	58,847	-	(20,369)	(14,195)	24,283
Commissions and Fees	64,432	-	-	(12,732)	51,700
Cost of Credit	**(68,134)**	**-**	**-**	**1,255**	**(66,879)**
Provision for Loan Losses	(85,302)	-	-	(5,722)	(91,024)
Recovery of Loans Written Off as Losses	17,168	-	-	7,091	24,259
CVA	-	-	-	(114)	(114)
Non-interest Expenses	**(215,034)**	**20,725**	**-**	**35,866**	**(158,443)**
Personnel Expenses	(77,467)	-	-	561	(76,906)
Administrative Expenses	(115,450)	9,585	-	36,219	(69,645)
Depreciation, Amortization and Impairment	(22,117)	11,140	-	(914)	(11,891)
Income before Tax and Minority Interests	**71,972**	**20,725**	**(20,369)**	**(1,611)**	**70,717**
Income Tax Expense	(41,280)	(4,437)	20,369	1,610	(23,738)
Minority Interests in Subsidiaries	(2,236)	(972)	-	-	(3,208)
Recurring Net Income	**28,456**	**15,316**	**-**	**-**	**43,771**

Itaú Corpbanca

12

Management Discussion & Analysis | Executive Summary

Itaú

1st quarter of 2019 Income Statement

We present below the managerial income statements with the adjustments described above:

In Ch$ million	1Q19	4Q18	change		1Q18	change		3M19	3M18	change	
Operating Revenues	**269,631**	**296,039**	**(26,408)**	**-8.9%**	**270,471**	**(840)**	**-0.3%**	**269,631**	**270,471**	**(840)**	**-0.3%**
Managerial Financial Margin	221,049	244,339	(23,290)	-9.5%	223,252	(2,203)	-1.0%	221,049	223,252	(2,203)	-1.0%
Financial Margin with Clients	202,154	220,057	(17,903)	-8.1%	196,457	5,697	2.9%	202,154	196,457	5,697	2.9%
Financial Margin with the Market	18,895	24,283	(5,387)	-22.2%	26,795	(7,900)	-29.5%	18,895	26,795	(7,900)	-29.5%
Commissions and Fees	48,582	51,700	(3,118)	-6.0%	47,219	1,363	2.9%	48,582	47,219	1,363	2.9%
Cost of Credit	**(61,639)**	**(66,879)**	**5,239**	**-7.8%**	**(61,012)**	**(627)**	**1.0%**	**(61,639)**	**(61,012)**	**(627)**	**1.0%**
Provision for Loan Losses	(73,796)	(91,024)	17,228	-18.9%	(70,404)	(3,391)	4.8%	(73,796)	(70,404)	(3,391)	4.8%
Recovery of Loans Written Off as Losses	11,672	24,259	(12,587)	-51.9%	8,786	2,886	32.9%	11,672	8,786	2,886	32.9%
CVA	484	(114)	598	-526.1%	607	(122)	-20.2%	484	607	(122)	-20.2%
Non-interest Expenses	**(154,359)**	**(158,443)**	**4,084**	**-2.6%**	**(153,097)**	**(1,262)**	**0.8%**	**(154,359)**	**(153,097)**	**(1,262)**	**0.8%**
Personnel Expenses	(72,154)	(76,906)	4,753	-6.2%	(70,041)	(2,113)	3.0%	(72,154)	(70,041)	(2,113)	3.0%
Administrative Expenses	(69,848)	(69,645)	(202)	0.3%	(73,776)	3,929	-5.3%	(69,848)	(73,776)	3,929	-5.3%
Depreciation, Amortization and Impairment	(12,357)	(11,891)	(466)	3.9%	(9,279)	(3,078)	33.2%	(12,357)	(9,279)	(3,078)	33.2%
Income before Tax and Minority Interests	**53,633**	**70,717**	**(17,084)**	**-24.2%**	**56,362**	**(2,729)**	**-4.8%**	**53,633**	**56,362**	**(2,729)**	**-4.8%**
Income Tax Expense	(16,061)	(23,738)	7,677	-32.3%	(4,972)	(11,089)	223.0%	(16,061)	(4,972)	(11,089)	223.0%
Minority Interests in Subsidiaries	(3,385)	(3,208)	(176)	5.5%	(1,240)	(2,145)	173.0%	(3,385)	(1,240)	(2,145)	173.0%
Recurring Net Income	**34,187**	**43,771**	**(9,584)**	**-21.9%**	**50,150**	**(15,963)**	**-31.8%**	**34,187**	**50,150**	**(15,963)**	**-31.8%**

Itaú Corpbanca

13

Management Discussion & Analysis Executive Summary Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Recurring Net Income Highlights in the quarter The recurring net income for the first quarter of 2019 amounted to Ch$34,187 million, a 21.9% decrease from the previous quarter, and the recurring return on average tangible equity was 6.9% as March 31, 2019 as compared to 8.9% in the 4Q18. In Chile, while activity with clients remained consistent with the trend shown in the previous quarter as consumer loans maintained a double-digit annual growth rate and commercial loans sustained a gradual recovery towards overall system growth rates, results in the quarter were negatively impacted by unfavorable conditions in financial markets. Lower than expected inflation negatively affected results from both our banking-book and trading portfolios and increased our effective tax rate. In addition, non-interest expenses posted a 2.1% year-over-year increase, slightly below our country’s 2.5% CPI inflation for the same period and reflecting management’s focus on the efficient use of resources. For the fourth consecutive quarter our operations in Colombia positively contributed to our consolidated results due to a strong cost discipline and lower loan loss provisions. Highlights in 1Q19 Return on Average Tangible Equity1 6.9 % The annualized recurring return on average tangible equity reached 6.9% in the first quarter of 2019, a 2.0 percentage points and a 3.9 percentage points decrease when compared to the previous quarter and the first quarter of 2018, respectively. Average tangible shareholders’ equity totaled Ch$1,996.0 billion, a 1.4% increase compared the previous quarter and a 7.5% increase compared to the first quarter of 2018. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached 0.5% in the first quarter of 2019, a 10 basis points decrease compared to the previous quarter and 20 basis points decrease compared to the first quarter of 2018. (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. For further details by country see page 42 Itaú Corpbanca 14

Management Discussion & Analysis Executive Summary Financial Margin with Clients Cost of Credit Ch$ 202.2 billion Ch$ 61.6 billion Financial margin with clients decreased 8.1% in the quarter due to (i) results from the sale of student loans portfolio that we usually record on the last quarter of the year and that amounted to Ch$13,032 million in 4Q’18 ; and (ii) lower number of calendar days in the quarter, which affects the accrual of the majority of our loan portfolio and deposits. When compared to the first quarter of 2018, our financial margin with clients increased 2.9% primarily supported by higher loan volumes in Chile with a higher yielding portfolio mix. The 7.8% decline in our cost of credit in the quarter is driven by the one-time retail model adjustment and provisions for a selection of corporate clients in the previous quarter. Compared to the first quarter of 2018, cost of credit increased by 1.0%, below our overall portfolio growth of 5.0%. For further details by country see pages 22 and 32 For further details by country see pages 24 and 34 Net Commissions and Fees Efficiency Ratio and Risk-Adjusted Efficiency Ratio Ch$ 48.6 billion 57.2 % Commissions and fees decreased 6.0% when compared to the last quarter of 2018, primarily due to lower financial advisory fee revenues both in Chile and in Colombia, as these have a more cyclical behavior. When compared to the first quarter of 2018, commissions and fees increased by 2.9% mainly due to higher insurance brokerage and asset management fees in Colombia . Non-interest expenses presented 2.6% reduction when compared to the previous quarter on the back of lower personnel expenses. When compared to the first quarter of 2018, expenses increased by only 0.8% . In the first quarter of 2019, our efficiency ratio reached 57.2%, a deterioration of 3.7 percentage points from the previous quarter, explained by a 8.9% decrease in operating revenues. Compared to the first quarter of 2018 there was a deterioration of only 0.6 percentage points. The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 74.2%, a deterioration of 5.1 percentage points from the previous quarter and a 1.1 percentage point deterioration from the first quarter of 2018. For further details by country see pages 23 and 33 For further details by country see pages 28 and 38 Itaú Corpbanca 15

Management Discussion & Analysis Executive Summary 2018 Forecast The results for 2018 compared to our previously disclosed forecast for 2018 are presented below: 1- Retail loans refers to mortgage and consumer loans; 2- Net provision for credit & counterparty risks; 3- Adjusted non-interest expenses; 4- Managerial net income attributable to shareholders. 2019 Forecast We present below our forecast for 2019: 1- Retail loans refers to mortgage and consumer loans; 2- Net provision for credit & counterparty risks; 3- Adjusted non-interest expenses. Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others. Itaú Corpbanca 16

Income Statement and Balance Sheet Analysis Management Discussion & Analysis

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Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown by Country

Highlight

The financial results of Itaú CorpBanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 9, 10 and 11 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 1Q'19, 4Q'18 and 1Q'18:

In Ch$ million	1Q'19			4Q'18			Change		
	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**269,631**	**187,414**	**85,573**	**296,039**	**213,705**	**81,978**	**-8.9%**	**-12.3%**	**4.4%**
Managerial Financial Margin	221,049	148,203	76,202	244,339	173,031	70,953	-9.5%	-14.3%	7.4%
Financial Margin with Clients	*202,154*	*140,814*	*61,340*	*220,057*	*157,371*	*62,686*	*-8.1%*	*-10.5%*	*-2.1%*
Financial Margin with the Market	*18,895*	*7,389*	*14,862*	*24,283*	*15,660*	*8,267*	*-22.2%*	*-52.8%*	*79.8%*
Commissions and Fees	*48,582*	*39,211*	*9,371*	*51,700*	*40,674*	*11,025*	*-6.0%*	*-3.6%*	*-15.0%*
Cost of Credit	**(61,639)**	**(36,572)**	**(25,067)**	**(66,879)**	**(50,732)**	**(16,147)**	**-7.8%**	**-27.9%**	**55.2%**
Provision for Loan Losses	*(73,796)*	*(45,577)*	*(28,219)*	*(91,024)*	*(68,419)*	*(22,605)*	*-18.9%*	*-33.4%*	*24.8%*
Recovery of Loans Written Off as Losses	*11,672*	*8,520*	*3,152*	*24,259*	*17,801*	*6,458*	*-51.9%*	*-52.1%*	*-51.2%*
CVA	*484*	*484*	-	*(114)*	*(114)*	-	*-526.1%*	*-526.1%*	-
Non-interest Expenses	**(154,359)**	**(111,190)**	**(43,169)**	**(158,443)**	**(113,404)**	**(45,039)**	**-2.6%**	**-2.0%**	**-4.2%**
Personnel Expenses	(72,154)	(49,872)	(22,282)	(76,906)	(55,634)	(21,273)	-6.2%	-10.4%	4.7%
Administrative Expenses	(69,848)	(52,261)	(17,587)	(69,645)	(49,382)	(20,263)	0.3%	5.8%	-13.2%
Depreciation, Amortization and Impairment	(12,357)	(9,057)	(3,300)	(11,891)	(8,388)	(3,503)	3.9%	8.0%	-5.8%
Income before Tax and Minority Interests	**53,633**	**39,651**	**17,338**	**70,717**	**49,569**	**20,792**	**-24.2%**	**-20.0%**	**-16.6%**
Income Tax Expense	(16,061)	(10,462)	(6,505)	(23,738)	(13,584)	(10,058)	-32.3%	-23.0%	-35.3%
Minority Interests in Subsidiaries	(3,385)	(6)	(3,379)	(3,208)	(20)	(3,189)	5.5%	-70.9%	6.0%
Costs of hedge positions	-	-	(2,450)	-	-	260	-	-	-1043.9%
Recurring Net Income	**34,187**	**29,184**	**5,003**	**43,771**	**35,966**	**7,806**	**-21.9%**	**-18.9%**	**-35.9%**
Recurring Return on Managerial Tangible Equity	6.9%	7.3%	5.1%	8.9%	9.1%	7.9%	-204 bps	-187 bps	-277 bps

In Ch$ million	1Q'19			1Q'18			Change		
	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**269,631**	**187,414**	**85,573**	**270,471**	**199,684**	**75,807**	**-0.3%**	**-6.1%**	**12.9%**
Managerial Financial Margin	221,049	148,203	76,202	223,252	160,342	67,930	-1.0%	-7.6%	12.2%
Financial Margin with Clients	*202,154*	140,814	61,340	*196,457*	135,611	60,847	*2.9%*	3.8%	0.8%
Financial Margin with the Market	*18,895*	*7,389*	*14,862*	*26,795*	*24,732*	*7,083*	*-29.5%*	*-70.1%*	*109.8%*
Commissions and Fees	*48,582*	*39,211*	*9,371*	*47,219*	*39,341*	*7,877*	*2.9%*	*-0.3%*	*19.0%*
Cost of Credit	**(61,639)**	**(36,572)**	**(25,067)**	**(61,012)**	**(29,843)**	**(31,169)**	**1.0%**	**22.6%**	**-19.6%**
Provision for Loan Losses	*(73,796)*	*(45,577)*	*(28,219)*	*(70,404)*	*(37,231)*	*(33,173)*	*4.8%*	*22.4%*	*-14.9%*
Recovery of Loans Written Off as Losses	*11,672*	*8,520*	*3,152*	*8,786*	*6,782*	*2,004*	*32.9%*	*25.6%*	*57.3%*
CVA	*484*	*484*	-	*607*	*607*	-	*-20.2%*	*-20.2%*	-
Non-interest Expenses	**(154,359)**	**(111,190)**	**(43,169)**	**(153,097)**	**(108,897)**	**(44,200)**	**0.8%**	**2.1%**	**-2.3%**
Personnel Expenses	(72,154)	(49,872)	(22,282)	(70,041)	(48,559)	(21,482)	3.0%	2.7%	3.7%
Administrative Expenses	(69,848)	(52,261)	(17,587)	(73,776)	(53,471)	(20,306)	-5.3%	-2.3%	-13.4%
Depreciation, Amortization and Impairment	(12,357)	(9,057)	(3,300)	(9,279)	(6,868)	(2,411)	33.2%	31.9%	36.8%
Income before Tax and Minority Interests	**53,633**	**39,651**	**17,338**	**56,362**	**60,944**	**438**	**-4.8%**	**-34.9%**	**3857.9%**
Income Tax Expense	(16,061)	(10,462)	(6,505)	(4,972)	(10,348)	4,021	223.0%	1.1%	-261.8%
Minority Interests in Subsidiaries	(3,385)	(6)	(3,379)	(1,240)	(7)	(1,233)	173.0%	-13.9%	174.0%
Costs of hedge positions	-	-	(2,450)	-	-	(3,665)	-	-	-33.1%
Recurring Net Income	**34,187**	**29,184**	**5,003**	**50,150**	**50,589**	**(439)**	**-31.8%**	**-42.3%**	**-1240.1%**
Recurring Return on Managerial Tangible Equity	6.9%	7.3%	5.1%	10.8%	13.7%	-0.5%	-395 bps	-647 bps	559 bps

[1] In nominal currency

Itaú Corpbanca 19

Management Discussion & Analysis | Income Statement Analysis

Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 1Q'19, 4Q´18 and 1Q'18 and as of March 31, 2019 and 2018 is presented below:

In Ch$ million	1Q'19	4Q'18	1Q'18	3M19	3M18
Net Income Attributable to Shareholders (Accounting)	**23,504**	**24,085**	**42,234**	**23,504**	**42,234**
(+) Non-recurring events	4,027	13,404	5,485	4,027	5,485
(-) Other results and overhead costs from Colombia in Chile (a)	(797)	(1,265)	(795)	(797)	(795)
(-) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	2,450	(260)	3,665	2,450	3,665
Recurring Net Income	**29,184**	**35,966**	**50,589**	**29,184**	**50,589**

	1Q'19	4Q'18	1Q'18	3M19	3M18
Net Income Attributable to Shareholders (Accounting)	**4,748**	**4,371**	**526**	**4,748**	**526**
(+) Non-recurring events	1,908	1,911	1,905	1,908	1,905
(+) Other results and overhead costs from Colombia in Chile (a)	797	1,265	795	797	795
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(2,450)	260	(3,665)	(2,450)	(3,665)
Recurring Net Income	**5,003**	**7,806**	**(439)**	**5,003**	**(439)**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.
(b) **Cost of Investment Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú Corpbanca 20

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	1Q19	4Q18	change %	change $	1Q18	change %	change $	3M19	3M18	change %	change $
Operating Revenues	**187,414**	**213,705**	**-12.3%**	**(26,291)**	**199,684**	**-6.1%**	**(12,270)**	**187,414**	**199,684**	**-6.1%**	**(12,270)**
Managerial Financial Margin	148,203	173,031	-14.3%	(24,828)	160,342	-7.6%	(12,139)	148,203	160,342	-7.6%	(12,139)
Financial Margin with Clients	140,814	157,371	-10.5%	(16,557)	135,611	3.8%	5,203	140,814	135,611	3.8%	5,203
Financial Margin with the Market	7,389	15,660	-52.8%	(8,271)	24,732	-70.1%	(17,343)	7,389	24,732	-70.1%	(17,343)
Commissions and Fees	39,211	40,674	-3.6%	(1,463)	39,341	-0.3%	(130)	39,211	39,341	-0.3%	(130)
Cost of Credit	**(36,572)**	**(50,732)**	**-27.9%**	**14,159**	**(29,843)**	**22.6%**	**(6,730)**	**(36,572)**	**(29,843)**	**22.6%**	**(6,730)**
Provision for Loan Losses	(45,577)	(68,419)	-33.4%	22,842	(37,231)	22.4%	(8,346)	(45,577)	(37,231)	22.4%	(8,346)
Recovery of Loans Written Off as Losses	8,520	17,801	-52.1%	(9,281)	6,782	25.6%	1,738	8,520	6,782	25.6%	1,738
CVA	484	(114)	-526.1%	598	607	-20.2%	(122)	484	607	-20.2%	(122)
Non-interest Expenses	**(111,190)**	**(113,404)**	**-2.0%**	**2,214**	**(108,897)**	**2.1%**	**(2,293)**	**(111,190)**	**(108,897)**	**2.1%**	**(2,293)**
Personnel Expenses	(49,872)	(55,634)	-10.4%	5,762	(48,559)	2.7%	(1,313)	(49,872)	(48,559)	2.7%	(1,313)
Administrative Expenses	(52,261)	(49,382)	5.8%	(2,879)	(53,471)	-2.3%	1,210	(52,261)	(53,471)	-2.3%	1,210
Depreciation, Amortization and Impairment	(9,057)	(8,388)	8.0%	(669)	(6,868)	31.9%	(2,190)	(9,057)	(6,868)	31.9%	(2,190)
Income before Tax and Minority Interests	**39,651**	**49,569**	**-20.0%**	**(9,918)**	**60,944**	**-34.9%**	**(21,292)**	**39,651**	**60,944**	**-34.9%**	**(21,292)**
Income Tax Expense	(10,462)	(13,584)	-23.0%	3,122	(10,348)	1.1%	(113)	(10,462)	(10,348)	1.1%	(113)
Minority Interests in Subsidiaries	(6)	(20)	-70.9%	14	(7)	-13.9%	1	(6)	(7)	-13.9%	1
Recurring Net Income	**29,184**	**35,966**	**-18.9%**	**(6,782)**	**50,589**	**-42.3%**	**(21,405)**	**29,184**	**50,589**	**-42.3%**	**(21,405)**

Itaú Corpbanca

21

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlight

- Financial margin with clients is lower due to the sale of loan portfolio recorded on the previous quarter as well as a lower number of calendar days.
- Financial margin with the market decrease is lower due to lower gains in assets and liability management and lower trading results in the quarter on the back of lower inflation.

Managerial Financial Margin

Financial Margin with Clients
Ch$ 140.8 million
▼ - 10.5% (1Q19/4Q18)
▲ + 3.8% (1Q19/1Q18)

Financial Margin with the Market
Ch$ 7.4 million
▼ - 52.8% (1Q19/4Q18)
▼ - 70.1% (1Q19/1Q18)


Ch$ million
160,342
24,732
135,611
167,646
33,338
134,309
160,739
28,163
132,576
173,031
15,660
157,371
148,203
7,389
140,814
1Q'18
2Q'18
3Q'18
4Q'18
1Q'19
Financial Margin with Clients
Financial Margin with Market

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown


157,371
1,313
(399)
(1,927)
(1,468)
(13,032)
(1,044)
140,814
1
2
3
4
4Q'18
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Lower number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Sale of student loans portfolio
Working Capital and other
1Q'19

1. **Mix of products (+Ch$1,313 million):** the increase in portfolios for individuals and very small and small companies contributed to a higher share of products for these segments in the total financial margin with clients.
2. **Average asset portfolio, assets spreads and liabilities margin (-Ch$399million):** the spread reduction in products such as commercial loans and credit cards was partially offset by the growth in the average portfolio, higher prepayment fees and higher liabilities margin, as higher market interest rates positively impacted our returns over non-interest bearing demand deposits.
3. **Sale of student loans portfolio (-Ch$13,032 million)** registered during the 4Q18.
4. **Working capital and other (-Ch$1,044 million)** associated with the regulation changes introduced by NIC 16 and other effects.

Itaú Corpbanca 22

Management Discussion & Analysis | Income Statement Analysis

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, that manages mismatches of assets and liabilities (ALM – Assets and Liability Management), terms and interest, foreign exchange and other rates and (ii) treasury trading that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Financial margin with the market decreased 52.8% in 1Q19 compared to 4Q18. This reduction was due to (i) lower gains from asset and liability management due to lower gains in inflation linked income due to a zero variation of the UF in the quarter; and (ii) the negative impact of the movement of interest rates on trading.

Ch$ million


24,732
33,338
28,163
15,660
7,389
1Q'18
2Q'18
3Q'18
4Q'18
1Q'19
Financial Margin with Market

Commissions and Fees

Highlights

- In the first quarter of 2019, commissions and fees amounted CLP$39.211 million, a 3.6% decrease from the previous quarter mainly driven by lower fees from financial advisory and insurance brokerage. This effect was partially offset by an increase in current account services and overdraft fees that increased 12% quarter over quarter.

In Ch$ million	1Q19	4Q18	change		1Q18	change		3M19	3M18	change	
Insurance Brokerage	9,488	10,289	(801)	-7.8%	9,184	304	3.3%	9,488	9,184	304	3.3%
Credit Operations and Guarantees Provided	7,589	7,991	(402)	-5.0%	6,046	1,543	25.5%	7,589	6,046	1,543	25.5%
Current Account Services and Overdraft Fees	6,429	5,744	684	11.9%	6,002	426	7.1%	6,429	6,002	426	7.1%
Asset Management	3,737	3,881	(145)	-3.7%	3,774	(37)	-1.0%	3,737	3,774	(37)	-1.0%
Financial Advisory	3,450	4,585	(1,135)	-24.8%	4,717	(1,267)	-26.9%	3,450	4,717	(1,267)	-26.9%
ATM fees	3,176	3,148	28	0.9%	3,056	119	3.9%	3,176	3,056	119	3.9%
Other	5,343	5,036	307	6.1%	6,562	(1,219)	-18.6%	5,343	6,562	(1,219)	-18.6%
Total Commissions and Fees	**39,211**	**40,674**	**(1,463)**	**-3.6%**	**39,341**	**(130)**	**-0.3%**	**39,211**	**39,341**	**(130)**	**-0.3%**

Itaú Corpbanca
23

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

In Ch$ million	1Q19	4Q18	change		1Q18	change		3M19	3M18	change	
Net Provision for Loan Losses	(37,057)	(50,618)	13,561	-26.8%	(30,449)	(6,607)	21.7%	(37,057)	(30,449)	(6,607)	21.7%
Provision for Loan Losses	(45,577)	(68,419)	22,842	-33.4%	(37,231)	(8,346)	22.4%	(45,577)	(37,231)	(8,346)	22.4%
Recovery of Loans Written Off as Losses	8,520	17,801	(9,281)	-52.1%	6,782	1,738	25.6%	8,520	6,782	1,738	25.6%
CVA	484	(114)	598	-	607	(122)	-20.2%	484	607	(122)	-20.2%
Cost of Credit	**(36,572)**	**(50,732)**	**14,159**	**-27.9%**	**(29,843)**	**(6,730)**	**22.6%**	**(36,572)**	**(29,843)**	**(6,730)**	**22.6%**

In the first quarter of 2019, cost of credit amounted to Ch$36,572 million, a 27.9% decrease from the previous quarter that is mainly explained by the one-time retail model adjustment and provisions for a selection of corporate clients in the previous quarter.

Net Provision for Loan Losses and Loan Portfolio


0.7
0.6
0.7
1.2
0.9
37,231
30,449
45,804
33,966
37,955
29,507
68,419
50,618
45,577
37,057
1Q18
2Q18
3Q18
4Q18
1Q19
Provision from loan losses (Ch$ million)
Net provision for loan losses (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

At the end of the first quarter of 2019, our net provision for loan losses over loan portfolio decreased to 0.9% from 1.2% compared to the previous quarter and increased from 0.7% when compared to the first quarter of last year.

Allowance for Loan Losses and Loan Portfolio


2.15
2.22
2.31
2.50
2.49
2.45
2.39
2.44
2.44
341,891
355,753
368,129
399,511
397,884
393,190
389,024
403,730
408,953
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Allowances for loan losses (Ch$ million) - Chile
Allowances for loan losses / Loan portfolio (%)

As of March 31, 2019, our loan portfolio increased 0.6% from December 31, 2018, reaching Ch$16.9 trillion, whereas the allowance for loan losses increased 1.3% in the quarter, totaling Ch$409.0 billion. The ratio of allowance for loan losses to loan portfolio remained stable at 2.44 as of March 31, 2019.

Itaú Corpbanca 24

Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non-Performing Loans Ch$ million The portfolio of credits 90-day overdue increased Ch$15,239 million or 4.9% in the first quarter of 2019 driven by Ch$8,229 million or 3.9% increase in our commercial loans. Our retail loans portfolio NPLs increased by Ch$7,010 million or 7.2% mainly due to an increase by Ch5,393 million or 17.8% in consumer loans. The NPLs decreased Ch$27,979 million or 7.9% from the same period of the previous year also explained by a Ch$23,317 million decrease in the our commercial portfolio. NPL Ratio (%) | over 90 days The NPL ratio of credits 90-day overdue increased from 1.84% to 1.92% compared to the previous quarter. Compared to the same period of 2018, the ratio decreased 30 basis points driven by the aforementioned decreased in the commercial loans NPLs. NPL Ratio (%) by Segments | over 90 days In the first quarter 2019, the NPL ratio over 90 days for consumer loans went up from 1.73% to 1.99%. The NPL ratio for mortgage loans also increased from 1.74% to 1.78% compared to the previous quarter. The NPL ratio increased by 6 basis points for commercial loans compared to the previous quarter from 1.89% to 1.95%. When excluding student loans from this portfolio, the commercial ex student loans NPL reached 1.52%, also increasing 14 basis points compared to the previous quarter. These joint increases led to an increase of 8 basis points in our total NPL ratio. Coverage Ratio (%) | 90 days As of March 31, 2019, the 90-day coverage ratio reached 126%, five percentage points down from the previous quarter driven by the increase in the commercial loans NPLs. Compared to March 31, 2018 the total 90-day coverage ratio increased 13 percentage points reflecting the aforementioned increased in commercial loans NPLs. Itaú Corpbanca 25

Management Discussion & Analysis Income Statement Analysis Loan Portfolio Write-Off * Loan portfolio average balance of the two previous quarters. In the first quarter of 2019, the loan portfolio write-off totaled Ch$37.1 billion, a 16.6% decreased compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 0.88%, down 19 basis points compared to the fourth quarter of 2018. Recovery of Loans Written-off as Losses Ch$ million In the first quarter of 2019, income from recovery of loans written-off decreased Ch$9,281 million, or 52.1%, from the previous quarter. When compared to first quarter of 2018, the income from recovery of loans written-off increased Ch$1,738 million, or 25.6%, compared to the same period of the previous year. NPL Creation Ch$ billion In the first quarter of 2019, NPL Creation reached Ch$52.3 billion up 49.9% compared to the previous period. NPL Creation Coverage In the first quarter of 2019, total NPL Creation coverage reached 83%, which means that the provision for loan losses in the quarter was lower than NPL Creation. The trend shown since 4Q16 demonstrates that our portfolio is still more concentrated in wholesale loans where we anticipate the provision compared to overdue loans. Itaú Corpbanca 26

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$111,190 million in the quarter, a 2.0% decrease from the previous quarter and a 2.1% increase in twelve-month, below our country's 2.6% CPI inflation.

In Ch$ million	1Q19	4Q18	change		1Q18	change		3M19	3M18	change	
Personnel expenses	(49,872)	(55,634)	5,762	-10.4%	(48,559)	(1,313)	2.7%	(49,872)	(48,559)	(1,313)	2.7%
Administrative expenses	(52,261)	(49,382)	(2,879)	5.8%	(53,471)	1,210	-2.3%	(52,261)	(53,471)	1,210	-2.3%
Personnel and Administrative Expenses	**(102,133)**	**(105,016)**	**2,883**	**-2.7%**	**(102,029)**	**(103)**	**0.1%**	**(102,133)**	**(102,029)**	**(103)**	**0.1%**
Depreciation, amortization and Impairment	(9,057)	(8,388)	(669)	8.0%	(6,868)	(2,190)	31.9%	(9,057)	(6,868)	(2,190)	31.9%
Total Non-interest Expenses	**(111,190)**	**(113,404)**	**2,214**	**-2.0%**	**(108,897)**	**(2,293)**	**2.1%**	**(111,190)**	**(108,897)**	**(2,293)**	**2.1%**

Personnel Expenses

Personnel expenses totaled Ch$49,872 million in the first quarter of 2019, a 10.4% decrease when compared to the previous quarter. Compared to the first quarter of 2018, there is a 2.7% increase in expenses, in line with inflation.

Administrative Expenses

Administrative expenses amounted to Ch$52,261 million in the first quarter of 2019, a 5.8% increase when compared to the previous quarter. When compared to first quarter of 2018, there was a 2.3% decrease in expenses.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$9,057 million in the first quarter of 2019, an 8.0% increase when compared to the fourth quarter of 2018. When compared to the first quarter of 2018, there was an 31.9% increase, explained primarily by the investment made in development of software and systems which increased the base of intangibles on our balance sheet as well as increased fixed assets related to the remodeling of our new headquarters and our migrated branches.

Headcount



5.932
5.958
5.974
5.848
5.813
5.822
5.788
5.685
5.557
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun.18
Sep.18
Dec.18
Mar.19
Chile

5,557
Headcount at the end of the 1Q19

▼ **- 2.3%** (1Q19/4Q18)
▼ **- 4.4%** (1Q19/1Q18)

The total number of employees including the Itaú Corpbanca New York branch was 5,557 at the end of the first quarter of 2019 compared to 5,685 in the fourth quarter of 2018 and 5,813 at the end of the first quarter of 2018, a 4.4% reduction in headcount in twelve months.

Itaú Corpbanca 27

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the net provision for credit & counterpar ty risks. Risk-Adjusted Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Efficiency Ratio = Managerial Financial Margin + Commission and Fees + Cost of Credit Efficiency Ratio In the first quarter of 2019, our efficiency ratio reached 59.3%, a deterioration of 6.2 percentage points when compared to the fourth quarter of 2018. This was mainly due to lower operating revenues due to the sale of credit portfolios recorded in the previous quarter, partially offset by lower non-interest expenses. When compared to the first quarter of 2018, the efficiency ratio deteriorated 4.8 percentage points, explained by a 6.1% decrease in operating revenues on the back of lower financial margin with the market. Risk-Adjusted Efficiency Ratio The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 73.7% in the first quarter of 2019, a deterioration of 4.1 percentage points compared to the previous quarter as a result of lower operating revenues in the period as previously mentioned in this report, partially offset by a 27.9% decrease in cost of credit. When compared to the first quarter of 2019, the risk-adjusted efficiency ratio deteriorated by 9.6 percentage points due a 6.1% reduction in operating revenues and a 22.6% increase in the cost of credit. Net Operating Profit Before Credit & Counterparty Losses Distribution The chart below shows the portions of net operating profit before credit and counterparty losses used to cover operating expe nses and net provision for credit and counterparty risks. Itaú Corpbanca 28

Management Discussion & Analysis | Income Statement Analysis

Distribution Network

Points of Service in Chile

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, mobile banking, internet banking and telephone banking.

Branches | Chile and New York

As of March 31, 2019 we had 201 branches, stable compared to the previous quarter but 9.8% lower or 22 branches less since Legal Day One (April 1, 2016) as part of our enhanced branch network strategy meant to create additional savings.

According to our integration process, in the fourth quarter of 2016 we started the branch network migration with a pilot test of two offices. As expected, the branch migration was completed by the end of 2017. In addition, between fourth quarter 2017 and second quarter 2018 we have further enhanced "Banco Condell" through the integration of six branches to "Itaú" spaces, enabling not only cost and operating savings but increasing productivity and customer satisfaction.

As a result, the brand composition has changed. By the end of the first quarter of 2019 in Chile, we operated 145 branch offices under the "Itaú" brand and 56 branches under the "Banco Condell" brand –our consumer finance division– (50 exclusives Condell branches and six integrated branches). We also have one branch in New York.


95
84
71
56
56
56
56
56
56
129
131
138
145
146
146
146
146
146
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Itaú
Banco Condell

** Historical data includes "CorpBanca" branches*

Automated Teller Machines (ATMs) | Chile

By the end of the first quarter of 2019, the number of ATMs totaled 464 in Chile, stable in the quarter and a decrease of 32 ATMs or 6.5% since Legal Day One. Additionally, our customers had access to over 7,460 ATMs in Chile through our agreement with Redbanc.


351
343
245
234
50
34
14
14
14
146
150
221
235
420
432
450
450
450
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Itaú
Banco Condell*

Itaú Corpbanca 29

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlight

- At the end of the first quarter of 2019, our total consolidated credit portfolio in Chile reached Ch$16.9 trillion, an increase of 0.6% from the previous quarter and of 6.2% from the first quarter of 2018.

Credit Portfolio by Products

In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented in the following table:

In Ch$ million, end of period	1Q19	4Q18	change	1Q18	change
Wholesale lending - Chile	**11,251,074**	**11,199,820**	**0.5%**	**10,605,352**	**6.1%**
Commercial loans	9,624,539	9,584,620	0.4%	9,279,756	3.7%
Foreign trade loans	932,554	928,443	0.4%	701,382	33.0%
Leasing and factoring	693,981	686,757	1.1%	624,214	11.2%
Retail lending - Chile	**5,652,001**	**5,603,948**	**0.9%**	**5,303,910**	**6.6%**
Residential Mortgage loans	**3,860,395**	**3,852,962**	**0.2%**	**3,703,197**	**4.2%**
Consumer loans	**1,791,606**	**1,750,986**	**2.3%**	**1,600,713**	**11.9%**
Consumer installment loans	1,212,802	1,178,399	2.9%	1,078,639	12.4%
Current account overdrafts	204,660	206,479	-0.9%	204,650	0.0%
Credit card debtors	373,603	365,474	2.2%	316,760	17.9%
Other loans and receivables	541	634	-14.7%	664	-18.5%
TOTAL LOANS	**16,903,075**	**16,803,768**	**0.6%**	**15,909,262**	**6.2%**

We continued to see good performance in our retail portfolio, particularly in consumer credit. This trend that began on the second quarter of 2017 has been consistent ever since, and is a key indicator for our goal for a more balanced portfolio.

Our retail loan portfolio reached Ch$5.65 trillion at the end of the first quarter of 2019, an increase of 0.9% compared to the previous quarter. Consumer loans reached Ch$1.79 trillion, up 2.3% compared the previous quarter and 11.9% compared to the 12-month period ended March 31, 2019, lead by consumer installment loans growth . Residential mortgage loans reached Ch$3.86 trillion at the end of the first quarter of 2019, an increase of 0.2% compared to the previous quarter and of 4.2% compared to the 12-month period ended March 31, 2019.

In terms of the wholesale loan portfolio, now that we have aligned our risk appetite, we expect to converge our growth to market pace. In the first quarter of 2019, our loan portfolio increased 0.5%, totaling Ch$11.25 trillion. We have grown our core commercial portfolio at a pace of 6.1% in the last 12-month period ended March 31, 2019.

In the first quarter of 2019, economic activity was weak, hampered by mining, but non-mining activity also lost momentum as consumer confidence worsened. Despite weak activity in this quarter, growth for the year is likely to be near potential levels, at 3.2%, boosted by investment –aided by elevated mining prices–, while low inflation and the retention of monetary stimulus would favor the consumption environment.

Inflation increased from 1.7% in February to 2.0% at the end of the first quarter –the lower range Chilean Central Bank's 3% target. Our diffusion index showed a moderation in downside inflationary pressures, a development in line with the view that low inflation is transitory and the path to the target would unfold.

After raising the policy rate by 25 basis points to 3% in January, the Central Bank kept rates stable for the remainder of the quarter and now sees room to retain monetary stimulus for longer. In its flagship Inflation Report, the Central Bank views risks tilted to the downside for the external scenario and inflation converging slower to the 3% target. We still expect only one further 25 basis points rate hike near the end of this year, taking the policy rate to 3.25%.

Itaú Corpbanca 30

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	1Q'19			4Q'18			%	1Q'18			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**85,573**	**645**	**86,218**	**81,978**	**498**	**82,476**	**4.5%**	**75,807**	**658**	**76,465**	**12.8%**
Managerial Financial Margin	76,202	579	76,781	70,953	416	71,369	7.6%	67,930	596	68,526	12.0%
Financial Margin with Clients	61,340	477	61,817	62,686	367	63,053	-2.0%	60,847	537	61,383	0.7%
Financial Margin with the Market	14,862	102	14,964	8,267	50	8,316	79.9%	7,083	59	7,143	109.5%
Commissions and Fees	9,371	66	9,436	11,025	81	11,107	-15.0%	7,877	62	7,940	18.9%
Cost of Credit	**(25,067)**	**(233)**	**(25,299)**	**(16,147)**	**(185)**	**(16,332)**	**54.9%**	**(31,169)**	**(341)**	**(31,510)**	**-19.7%**
Provision for Loan Losses	(28,219)	(252)	(28,471)	(22,605)	(227)	(22,832)	24.7%	(33,173)	(343)	(33,516)	-15.1%
Recovery of Loans Written Off as Losses	3,152	20	3,172	6,458	42	6,500	-51.2%	2,004	2	2,006	58.1%
Non-interest Expenses	**(43,169)**	**(323)**	**(43,491)**	**(45,039)**	**(293)**	**(45,332)**	**-4.1%**	**(44,200)**	**(389)**	**(44,589)**	**-2.5%**
Personnel Expenses	(22,282)	(170)	(22,452)	(21,273)	(128)	(21,401)	4.9%	(21,482)	(219)	(21,701)	3.5%
Administrative Expenses	(17,587)	(127)	(17,714)	(20,263)	(143)	(20,407)	-13.2%	(20,306)	(162)	(20,468)	-13.5%
Depreciation, Amortization and Impairment	(3,300)	(26)	(3,325)	(3,503)	(22)	(3,524)	-5.6%	(2,411)	(8)	(2,419)	37.4%
Income before Tax and Minority Interests	**17,338**	**89**	**17,427**	**20,792**	**19**	**20,812**	**-16.3%**	**438**	**(72)**	**366**	**4658.7%**
Income Tax Expense	(6,505)	(44)	(6,549)	(10,058)	(16)	(10,073)	-35.0%	4,021	32	4,053	-261.6%
Minority Interests in Subsidiaries	(3,379)	(16)	(3,395)	(3,189)	(1)	(3,190)	6.4%	(1,233)	13	(1,220)	178.3%
Costs of hedge positions	(2,450)	0	(2,450)	260	0	260	-1043.9%	(3,665)	0	(3,665)	-33.1%
Recurring Net Income	**5,003**	**30**	**5,033**	**7,806**	**3**	**7,808**	**-35.5%**	**(439)**	**(27)**	**(465)**	**-1,181.2%**

In Ch$ million	3M19			3M18			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**85,573**	**645**	**86,218**	**75,807**	**658**	**76,465**	**12.8%**
Managerial Financial Margin	76,202	579	76,781	67,930	596	68,526	12.0%
Financial Margin with Clients	61,340	477	61,817	60,847	537	61,383	0.7%
Financial Margin with the Market	14,862	102	14,964	7,083	59	7,143	109.5%
Commissions and Fees	9,371	66	9,436	7,877	62	7,940	18.9%
Cost of Credit	**(25,067)**	**(233)**	**(25,299)**	**(31,169)**	**(341)**	**(31,510)**	**-19.7%**
Provision for Loan Losses	(28,219)	(252)	(28,471)	(33,173)	(343)	(33,516)	-15.1%
Recovery of Loans Written Off as Losses	3,152	20	3,172	2,004	2	2,006	58.1%
Non-interest Expenses	**(43,169)**	**(323)**	**(43,491)**	**(44,200)**	**(389)**	**(44,589)**	**-2.5%**
Personnel Expenses	(22,282)	(170)	(22,452)	(21,482)	(219)	(21,701)	3.5%
Administrative Expenses	(17,587)	(127)	(17,714)	(20,306)	(162)	(20,468)	-13.5%
Depreciation, Amortization and Impairment	(3,300)	(26)	(3,325)	(2,411)	(8)	(2,419)	37.4%
Income before Tax and Minority Interests	**17,338**	**89**	**17,427**	**438**	**(72)**	**366**	**4658.7%**
Income Tax Expense	(6,505)	(44)	(6,549)	4,021	32	4,053	-261.6%
Minority Interests in Subsidiaries	(3,379)	(16)	(3,395)	(1,233)	13	(1,220)	178.3%
Costs of hedge positions	(2,450)	0	(2,450)	(3,665)	0	(3,665)	-33.1%
Recurring Net Income	**5,003**	**30**	**5,033**	**(439)**	**(27)**	**(465)**	**-1181.2%**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2140 per COP as of March 31, 2019.

Itaú Corpbanca 31

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlight

- Financial margin with clients is lower due to the normalization of interest accrual for previously distressed operations in the previous quarter as well as a lower number of calendar days .
- Financial margin with the market is higher driven by higher gains in asset and liability management and trading results in the quarter .

Managerial Financial Margin

Financial Margin with Clients
Ch$ 61.8 million

▼ **- 2.0%** (1Q19/4Q18)
▲ **+ 0.7%** (1Q19/1Q18)

Financial Margin with the Market
Ch$ 15.0 million

▲ **+ 79.9%** (1Q19/4Q18)
▲ **+ 109.5%** (1Q19/1Q18)

Ch$ million


68,526
70,707
69,085
71,369
76,781
7,143
10,513
9,642
8,316
14,964
61,383
60,194
59,443
63,053
61,817
1Q'18
2Q'18
3Q'18
4Q'18
1Q'19
Financial Margin with Clients
Financial Margin with Market

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019.

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown


63,053
(117)
(1,970)
(1,150)
47
1,954
61,817
1
2
3
4Q'18
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Lower number of calendar days
Comercial spreads on derivatives and FX transactions with clients
Working Capital and other
1Q'19

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019.

1 **Average asset portfolio, assets spreads and liabilities margin (-Ch$1,970 million):** the effect of the normalization of interest accrual for previously distressed operations in the previous quarter caused a reduction in margins partially offset by the growth in the average portfolio.

2 **Lower number of calendar days**: two fewer calendar days, which negatively affect the accrual of the majority of the loan portfolio and the liabilities margin.

3 **Working capital and other (Ch$1.954 million)** associated with sale of corporate assets and partially compensated by regulation changes as a result of the adoption of IFRS 16.

Itaú Corpbanca 32

Management Discussion & Analysis | Income Statement Analysis

Itaú

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, that manages mismatches of assets and liabilities (ALM – Assets and Liability Management), terms and interest, foreign exchange and other rates and (ii) treasury trading that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Financial margin with the market increased by 79.9% in 1Q19 compared to 4Q18. This increase was due to by higher gains in assets and liability management and trading results in the quarter

Ch$ million


7,143
10,513
9,642
8,316
14,964
1Q18
2Q18
3Q18
4Q18
1Q19
Financial Margin with Market

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019.

Commissions and Fees

Highlights

- In the first quarter of 2019, commissions and fees amounted CLP$9.436 million, a 15.0% decrease from the previous quarter mainly driven by lower fees from financial advisory. This effect was partially offset by an increase in insurance brokerage fees that were up by 17.0% in the quarter.

In Ch$ million	1Q19	4Q18	change		1Q18	change		3M19	3M18	change	
Insurance Brokerage	1,980	1,692	288	17.0%	1,431	549	38.4%	1,980	1,431	549	38.4%
Credit Operations and Guarantees Provided	1,288	1,532	(244)	-15.9%	1,131	157	13.9%	1,288	1,131	157	13.9%
Asset Management	2,845	2,781	64	2.3%	2,459	386	15.7%	2,845	2,459	386	15.7%
Financial Advisory	765	2,224	(1,459)	-65.6%	224	541	241.8%	765	224	541	241.8%
Cash Management	1,513	1,645	(132)	-8.0%	1,436	77	5.4%	1,513	1,436	77	5.4%
Other	1,045	1,233	(187)	-15.2%	1,259	(213)	-17.0%	1,045	1,259	(213)	-17.0%
Total Commissions and Fees	**9,436**	**11,107**	**(1,670)**	**-15.0%**	**7,940**	**1,497**	**18.9%**	**9,436**	**7,940**	**1,497**	**18.9%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019.

Itaú Corpbanca 33

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

In Ch$ million	1Q19	4Q18	change		1Q18	change		3M19	3M18	change	
Provision for Loan Losses	(28,471)	(22,832)	(5,639)	24.7%	(33,516)	5,045	-15.1%	(28,471)	(33,516)	5,045	-15.1%
Recovery of Loans Written Off as Losses	3,172	6,500	(3,328)	-51.2%	2,006	1,166	58.1%	3,172	2,006	1,166	58.1%
Cost of Credit	**(25,299)**	**(16,332)**	**(8,967)**	**54.9%**	**(31,510)**	**6,211**	**-19.7%**	**(25,299)**	**(31,510)**	**6,211**	**-19.7%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019.

In the first quarter of 2019, cost of credit amounted to Ch$25,299 million, a 54.9% increase from the previous quarter. When compared to the first quarter of 2018, there was a 19.7% decrease due to lower delinquency on retail loans and lower cost of credit related to wholesale clients.

Net Provision for Loan Losses and Loan Portfolio


2.8
2.7
1.8
1.4
2.2
33,516
31,510
34,434
32,222
23,954
21,260
22,832
16,332
28,471
25,299
1Q18
2Q18
3Q18
4Q18
1Q19
Provision from loan losses (Ch$ million)
Net provision for loan losses (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019.

At the end of the first quarter of 2019, our provision for loan losses over loan portfolio was 2.2%, an increase of 80 basis points compared to the previous quarter and a decrease of 60 basis points compared to the first quarter of last year.

Allowance for Loan Losses and Loan Portfolio


5.41
5.27
5.28
5.83
6.40
6.02
5.72
5.63
5.72
253,703
264,067
253,745
283,361
289,606
277,753
266,123
265,107
266,585
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Allowances for loan losses (Ch$ million) - Colombia
Allowances for loan losses / Loan portfolio (%)

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019.

As of March 31, 2019, the loan portfolio increased by 0.9% in constant currency compared to December 31, 2018, reaching Ch$4.75 trillion, whereas the allowance for loan losses increased 0.6% in the quarter, totaling Ch$266,585 million. The ratio of allowance for loan losses to loan portfolio increased from 5.63% as of December 31, 2018 to 5.72% as of March 31, 2019.

Itaú Corpbanca
34

Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non-Performing Loans Ch$ million Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019. The portfolio of credits 90 days overdue increased 3.9% in the first quarter of 2019 compared to previous quarter and 10.7% compared to same period of the previous year, driven by an increase in NPLs of commercial loans 90 days overdue partly offset by a decrease in NPLs of consumer loans. NPL Ratio (%) | over 90 days The NPL ratio of credits 90 days overdue increased 9 basis points in the first quarter of 2019 compared to the previous quarter, and reached 3.15% by the end of March 2019. Compared to the same period of 2018, the ratio increased 28 basis points, mainly due to the increase in the delinquency rates of commercial loans. NPL Ratio (%) by Segments | over 90 days In March 2019, the NPL ratio over 90 days for consumer loans increased by 12 basis points reaching 1.94%. At the same time, the NPL ratio for mortgage loans increased by 23 basis points (from 4.04% to 4.27%) from the previous quarter. The NPL ratio also increased by 3 basis points for commercial loans from 3.24% to 3.27% compared to December 31, 2018. Coverage Ratio (%) | 90 days As of March 31, 2018, the 90-day coverage ratio reached 178%, a decrease of 6 percentage points compared to the previous quarter. On a 12-month comparison, the total 90-day coverage ratio decreased 39 percentage points. It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio give that for consolidation purposes only our policy is to apply the most conservative provisioning rule between Chile and Colombia. Itaú Corpbanca 35

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio Write-Off


2.87
0.89
2.59
0.73
2.01
3.93
3.46
1.08
1.69
34.6
10.7
31.4
8.5
23.1
46.0
40.3
12.7
19.9
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Write-off (Ch$ billion) - Colombia
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019.

In the first quarter of 2019, the loan portfolio write-off totaled Ch$19.9 billion, a 56.7% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 1.69%, 61 basis points increase compared to the fourth quarter of 2018.

NPL Creation


Ch$ billion
25.6
20.9
47.6
23.0
26.5
49.0
51.1
9.3
25.4
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Colombia

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019.

In the first quarter of 2019, NPL Creation reached Ch$25.4 billion up 2.7x compared to the previous period.

Recovery of Loans Written-off as Losses


Ch$ million
2,006
2,213
2,694
6,500
3,172
1Q18
2Q18
3Q18
4Q18
1Q19
Recovery of Loan Written-off as Losses (Ch$ million) - Colombia

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019.

In this quarter, income from recovery of loans written-off as losses decreased Ch$3,328 million, or 51.2% from the previous quarter.

In the first quarter of 2019, the income from recovery of loans written-off as losses increased by Ch$1,166 million or 58.1% compared to the same period of the previous year.

NPL Creation Coverage


132
209
54
307
96
63
47
583
110
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Colombia (%)

In the first quarter of 2019, total NPL Creation coverage reached 110%, down compared to the previous quarter. This means that the provision for loan losses in the quarter was higher than NPL Creation. The trend shown since 4Q16 reflects that our portfolio is still more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Itaú Corpbanca 36

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$43,491 million in the quarter, a 4.1% decrease from the previous quarter and a 2.5% decrease from the first quarter of 2018.

In Ch$ million	1Q19	4Q18	change		1Q18	change		3M19	3M18	change	
Personnel expenses	(22,452)	(21,401)	(1,052)	4.9%	(21,701)	(751)	3.5%	(22,452)	(21,701)	(751)	3.5%
Administrative expenses	(17,714)	(20,407)	2,693	-13.2%	(20,468)	2,754	-13.5%	(17,714)	(20,468)	2,754	-13.5%
Personnel and Administrative Expenses	**(40,166)**	**(41,807)**	**1,641**	**-3.9%**	**(42,169)**	**2,003**	**-4.8%**	**(40,166)**	**(42,169)**	**2,003**	**-4.8%**
Depreciation, amortization and impairment	(3,325)	(3,524)	199	-5.6%	(2,419)	(906)	37.4%	(3,325)	(2,419)	(906)	37.4%
Total Non-interest Expenses	**(43,491)**	**(45,332)**	**1,840**	**-4.1%**	**(44,589)**	**1,097**	**-2.5%**	**(43,491)**	**(44,589)**	**1,097**	**-2.5%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2140 per COP as of March 31, 2019.

Personnel Expenses

Personnel expenses reached Ch$22,452 million in the first quarter of 2019, a 4.9% increase when compared to the previous quarter. Compared to the first quarter of 2018, there is a 3.5% increase in expenses.

Administrative Expenses

Administrative expenses amounted to Ch$17,714 million in the first quarter of 2019, a 13.2% decrease when compared to the previous quarter on the back of lower general expenses. When compared to first quarter of 2018, there was a 13.5% decrease in expenses due to lower tax expenses and third-party services.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$3,325 million in the first quarter of 2019, a 5.6% decrease when compared to the fourth quarter of 2018. When compared to the first quarter of 2018, there was an 37.4% increase, explained by the investment made in development of software and systems which increased the base of intangibles on our balance sheet.

Headcount


3.650
3.652
3.688
3.644
3.561
3.533
3.498
3.494
3.485
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun.18
Sep.18
Dec.18
Mar.19
Colombia

3,485
Headcount at the end of the 1Q19

- ▼ **- 0.3%** (1Q19/4Q18)
- ▼ **- 2.1%** (1Q19/1Q18)

The total number of employees including Itaú (Panama) was 3,485 at the end of the first quarter of 2019 compared to 3,494 in the fourth quarter of 2018 and 3,561 at the end of the first quarter of 2018, a 2.1% reduction in headcount for a 12-month period ended March 31, 2019.

Itaú Corpbanca

37

Management Discussion & Analysis Income Statement Analysis Efficiency Ratio and Risk-Adjusted Efficiency Ratio We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses. Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2140 per COP as of March 31, 2019. Risk-Adjusted Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) Efficiency Ratio = Managerial Financial Margin + Commissions and Fees + Cost of Credit Efficiency Ratio In the first quarter of 2019, our efficiency ratio reached 50.4%, an improvement of 4.5 percentage points when compared to the fourth quarter of 2018. This was mainly due to higher operating revenues due to higher financial margin with the market as well as lower non-interest expenses. When compared to the first quarter of 2018, the efficiency ratio improved 7.9 percentage points, explained by a 12.8% increase in operating revenues on the back of higher financial margin with the market and fees as well as lower non-interest expenses. Risk-Adjusted Efficiency Ratio The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 71.3% in the first quarter of 2019, a deterioration of 2.9 percentage points, compared to the previous quarter as a result of higher cost of credit partially offset by higher operating revenues in the period as previously mentioned in this report. When compared to the first quarter of 2019, the risk-adjusted efficiency ratio improved by 27.7 percentage points due a 19.7% reduction in cost of credit and a 12.8% increase in operating revenues. Net Operating Profit Before Loan Losses Distribution The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result fro m loan losses. Itaú Corpbanca 38

Management Discussion & Analysis Income Statement Analysis Distribution Network Points of Service in Colombia Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices, internet banking and telephone banking . Branches | Colombia and Panama As of March 31, 2019 we had 161 branches in both Colombia and Panama under the brand “Itaú”, stable compared to the previous quarter but 6.4% lower or 11 branches less since the commencement of the integration process in the second quarter of 2017. The process began in May 2017 with the introduction of the “Itaú” brand in the retail market which was completed after the rebranding of the Helm’s branch network. By the third quarter of 2017 we started the branch network migration with a pilot test. The process continued with 77% braches migrated by fourth quarter 2017 and it was fully completed in January 2018, earlier than expected. 172 172 171 170 169 163 162 161 161 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Itaú (Colombia) Automated Teller Machines (ATMs) | Colombia By the end of the first quarter of 2019, the number of ATMs totaled 172 in Colombia, almost stable in the quarter. Additionally, our customers had access to over 16,170 ATMs in Colombia through Colombia’s financial institutions. 177 176 176 176 174 174 173 174 172 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Itaú (Colombia) Itaú Corpbanca 39

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlight

- Excluding the effect of the foreign exchange variation, at the end of the first quarter of 2019, the Colombian portfolio increased 0.9% and reached Ch$4.75 trillion when compared to the previous quarter and increased 2.0% during the 12-month period ended March 31, 2019.

Credit Portfolio by Products

In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented in the following table:

In Ch$ million, end of period	1Q19	4Q18	change	1Q18	change
Wholesale lending - Colombia	**3,255,318**	**3,188,728**	**2.1%**	**3,132,617**	**3.9%**
Commercial loans	2,776,529	2,710,078	2.5%	2,641,544	**5.1%**
Current account overdrafts	14,634	6,739	117.1%	18,896	**-22.6%**
Leasing and factoring	451,605	452,181	-0.1%	459,689	**-1.8%**
Other loans and receivables	12,550	19,729	-36.4%	12,488	**0.5%**
Retail lending - Colombia	**1,490,249**	**1,512,349**	**-1.5%**	**1,521,931**	**-2.1%**
Residential Mortgage loans	**601,977**	**593,142**	**1.5%**	**551,157**	**9.2%**
Housing leasing	312,399	312,251	0.0%	297,376	5.1%
Other mortgage loans	289,578	280,891	3.1%	253,781	14.1%
Consumer loans	**888,272**	**919,207**	**-3.4%**	**970,773**	**-8.5%**
Consumer loans payments	712,144	743,734	-4.2%	787,908	-9.6%
Current account overdrafts	2,798	3,014	-7.2%	3,490	-19.8%
Credit card debtors	119,803	116,147	3.1%	107,515	11.4%
Leasing consumer	4,647	5,572	-16.6%	9,496	-51.1%
Other loans and receivables	48,880	50,740	-3.7%	62,364	-21.6%
TOTAL LOANS	4,745,567	4,701,077	0.9%	4,654,547	2.0%

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2140 per COP as of March 31, 2019.

Our retail loan portfolio reached Ch$1.49 trillion at the end of the first quarter of 2019, a decrease of 1.5% compared to the previous quarter. Consumer loans reached Ch$888.3 billion, down 3.4% compared the previous quarter and 8.5% compared to the 12-month period ended March 31, 2019. Residential mortgage loans reached Ch$602.0 billion at the end of the first quarter of 2019, an increase of 1.5% compared to the previous quarter and of 9.2% compared to the 12-month period ended March 31, 2019.

On the other hand, our wholesale loan portfolio increased 2.1% in the first quarter of 2019, totaling Ch$3.26 trillion.

Despite retail and manufacturing performing well in 1Q19, the coincident activity index provides a more mixed photo of the activity expect recovery in Colombia, suggesting that the output gap is still not narrowing. We see growth of 3.3% this year –compared to 2.7% last year–, but weak global economic growth is a key risk underlying these expectations.

March 2019 inflation increased temporarily due to a strike that affected food prices. Annual inflation accelerated to 3.21% (3.01% in February), lifted by energy inflation of 8.08% –compared to 7.08% in February, the highest since July 2016–, reflecting still high regulated prices. Despite annual inflation picking up for the first time since October, prices gains moderated at the margin. However, we still expect inflation at the 3.0% target by the end of the year.

During the first quarter of 2019, the central bank of Colombia unanimously opted to keep the overnight rate stable at 4.25%. The board's communication holds a neutral stance, signaling stable rates ahead. With sluggish activity and subdued inflation pressures, we now believe that the central bank will remain on hold for the remainder of the year, at 4.25% –previously we saw one hike by the end of this year. Loose global monetary policy is also consistent with our expectations.

Itaú Corpbanca 40

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	1Q19	4Q18	change	1Q18	change
Cash and deposits in banks	852,518	987,680	-13.7%	994,862	-14.3%
Cash items in process of collection	569,204	318,658	78.6%	628,724	-9.5%
Trading investments	222,802	86,938	156.3%	23,513	847.6%
Investments under resale agreements	30,234	109,467	-72.4%	177,991	-83.0%
Financial derivatives contracts	1,309,222	1,368,957	-4.4%	1,204,332	8.7%
Interbank loans, net	309,263	341,244	-9.4%	58,378	429.8%
Loans and accounts receivable from customers, net of loan loss allowances	20,973,104	20,833,935	0.7%	19,923,231	5.3%
Available-for-sale investments	2,393,890	2,650,776	-9.7%	2,780,391	-13.9%
Held-to-maturity investments	211,097	198,910	6.1%	309,086	-31.7%
Investments in associates and other companies	9,769	10,555	-7.4%	10,642	-8.2%
Intangible assets[1]	1,607,493	1,613,807	-0.4%	1,622,336	-0.9%
Property, plan and equipment	257,607	95,564	169.6%	125,266	105.6%
Current taxes	125,921	118,089	6.6%	243,405	-48.3%
Deferred taxes	162,589	159,639	1.8%	169,723	-4.2%
Other assets	522,099	561,435	-7.0%	461,616	13.1%
Total Assets	**29,556,812**	**29,455,654**	**0.3%**	**28,733,496**	**2.9%**

1- Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January1, 2019.

At the end of the first quarter of 2018, our assets totaled Ch$29.6 trillion, an increase of Ch$101.2 billion or 0.3% from the previous quarter mainly driven by the increase of our loan portfolio partly offset by a decrease in derivatives and repos, and securities investment portfolio as presented below:



Ch$ billion
251
(240)
(109)
(32)
139
101
Cash items in process of collection
Derivatives and Repos
Securities Investment portfolio*
Interbank loans, net
Loan portfolio, net
Total other assets**
Assets Change Mar-19 - Dec-18

Compared to the previous year, total assets increased by Ch$823.3 billion or 2.9% increased. The main changes are presented below:



Ch$ billion
(205)
251
195
823
Cash items in process of collection
Derivatives and Repos
Securities Investment portfolio*
Interbank loans, net
Loan portfolio, net
Total other assets**
Assets Change Mar-19 - Mar-18

* **Securities Investment portfolio**: Trading investments, available-for-sale investments, held-to-maturity investments.
** **Total other assets**: Cash and deposits in banks, investments under resale agreements, financial derivatives contracts, investments in associates and other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets.

Asset Breakdown
March 31, 2019

Ch$ 29.6 billion

▲ **0.3%** (vs. Dec'18)

▲ **2.9%** (vs. Mar'18)



5.4%
3.3%
9.6%
3.9%
73.2%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 23.0 billion

▲ **0.9%** (Mar'19 vs. Dec-18)

▲ **4.4%** (Mar'19 vs. Mar-18)

Ch$ 6.6 billion

▼ **1.4%** (Mar'19 vs. Dec'18)

▼ **2.1%** (Mar'19 vs. Mar'18)



Ch$ billion
28,978
28,962
29,137
28,061
28,733
29,331
29,075
29,456
29,557
26%
24%
24%
22%
23%
23%
23%
23%
22%
74%
76%
76%
78%
77%
77%
77%
77%
78%
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Chile
Colombia

Itaú Corpbanca 41

Management Discussion & Analysis | Balance Sheet

Liabilities

In Ch$ million, end of period	1Q19	4Q18	change	1Q18	change
Deposits and other demand liabilities	4,341,345	4,300,475	1.0%	4,113,471	5.5%
Cash items in process of being cleared	518,443	247,165	109.8%	621,083	-16.5%
Obligations sold under repurchase agreements	706,299	1,015,614	-30.5%	581,240	21.5%
Time deposits and other time liabilities	9,966,450	10,121,111	-1.5%	10,126,911	-1.6%
Financial derivatives contracts	1,088,654	1,112,806	-2.2%	1,066,313	2.1%
Interbank borrowings	2,277,389	2,327,723	-2.2%	2,364,556	-3.7%
Issued debt instruments	6,305,812	6,010,124	4.9%	5,731,623	10.0%
Other financial liabilities	10,764	12,400	-13.2%	14,214	-24.3%
Current taxes	1,418	1,191	-	1,447	-
Deferred taxes	617	471	31.0%	5,154	-88.0%
Provisions	163,391	237,170	-31.1%	173,340	-5.7%
Other liabilities[1]	611,951	521,792	17.3%	484,724	26.2%
Total Liabilities	**25,992,533**	**25,908,042**	**0.3%**	**25,284,076**	**2.8%**
Attributable to Shareholders	**3,338,116**	**3,324,531**	**0.4%**	**3,229,510**	**3.4%**
Non-controlling interest	226,163	223,081	1.4%	219,910	2.8%
Total Equity and Liabilities	**29,556,812**	**29,455,654**	**0.3%**	**28,733,496**	**2.9%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the first quarter of 2019, compared to the previous quarter, are presented in the chart below:



Ch$ billion
271
(309)
(50)
(155)
296
49
101
Cash items in process of being cleared
Obligations sold under repurchase agreements
Interbank borrowings
Time deposits and other time liabilities
Debt issued
Total other liabilities*
Total equity and liabilities Change Mar-18 - Dec-18

Compared to the previous year, the main changes in liabilities are highlighted as follows:



Ch$ billion
(103)
125
(87)
(160)
574
474
823
Cash items in process of being cleared
Obligations sold under repurchase agreements
Interbank borrowings
Time deposits and other time liabilities
Debt issued
Total other liabilities*
Total equity and liabilities Change Mar-19 - Mar-18

* **Total other liabilities:** Financial derivatives contracts, deposits and other demand liabilities, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arisen from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Tangible Equity Breakdown

The chart below shows the calculation of the tangible Shareholders Equity or "Managerial Equity" which we use to determine the Recurring RoTAE.

1Q19 Average Balance (Ch$ billion)



Goodwill: Ch$ 1,177
Ch$ 941
Ch$ 236
Intangibles from PPA: Ch$ 265
Ch$ 129
Ch$ 136
All other Assets: Ch$ 27,921
Ch$ 21,620
Ch$ 6,301
Assets: 29,363
Deferred taxes associated with intangibles from PPA: Ch$ 78
Ch$ 34
Ch$ 44
All other Liabilities: Ch$ 25,733
Ch$ 20,012
Ch$ 5,721
Liabilities: 25,811
Associated w/ PPA Intang.: Ch$ 31
Minority Interest ex GW and PPA Intangibles: Ch$ 192
Minority Interest: 223
GW and PPA Intangibles: Ch$ 1,333
Ch$ 1,035
Ch$ 298
Managerial Tang. Equity: Ch$ 1,996
Ch$ 1,606
Ch$ 390
Shareholders' Equity: 3,329
Managerial Tang. Equity: Ch$ 1,996 | Ch$ 1,606 | Ch$ 390
Recurring Results: Ch$ 34.2 | Ch$ 29.2 | Ch$ 5.0
Recurring RoTE: 6.9% | 7.5% | 4.3%

Itaú Corpbanca 42

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- By the end of the first quarter of 2019, our total credit portfolio reached Ch$21.6 trillion, increasing 0.7% from the previous quarter and 5.0% from the same period of the previous year. The increase was driven by higher wholesale in both Chile and Colombia as well as higher retail loans in Chile.
- In constant currency, total loans in Colombia increased 0.9% in the first quarter of 2019 and increase 2.0% in the 12-month period ended March 31, 2019. The increase in 1Q19 was mainly driven by a 2.1% wholesale lending increase in the period. (See details on page 38)

In Ch$ million, end of period	1Q19	4Q18	change	1Q18	change
Wholesale lending	14,506,392	14,387,058	0.8%	13,771,637	5.3%
Chile	11,251,074	11,199,820	0.5%	10,605,352	6.1%
Commercial loans	9,624,539	9,584,620	0.4%	9,279,756	3.7%
Foreign trade loans	932,554	928,443	0.4%	701,382	33.0%
Leasing and Factoring	693,981	686,757	1.1%	624,214	11.2%
Colombia	3,255,318	3,187,238	2.1%	3,166,285	2.8%
Commercial loans	2,803,713	2,735,268	2.5%	2,701,655	3.8%
Leasing and Factoring	451,605	451,970	-0.1%	464,630	-2.8%
Retail lending	7,142,250	7,115,590	0.4%	6,842,198	4.4%
Chile	5,652,001	5,603,948	0.9%	5,303,910	6.6%
Consumer loans	1,791,606	1,750,986	2.3%	1,600,713	11.9%
Residential mortgage loans	3,860,395	3,852,962	0.2%	3,703,197	4.2%
Colombia	1,490,249	1,511,642	-1.4%	1,538,288	-3.1%
Consumer loans	888,272	918,777	-3.3%	981,207	-9.5%
Residential mortgage loans	601,977	592,865	1.5%	557,081	8.1%
TOTAL LOANS	21,648,642	21,502,648	0.7%	20,613,835	5.0%
Chile	16,903,075	16,803,768	0.6%	15,909,262	6.2%
Colombia	4,745,567	4,698,880	1.0%	4,704,573	0.9%


Loan Portfolio - Breakdown
Consumer 19%
Mortgage 13%
Commercial 68%
Colombia 22%
Chile 78%
Mortgage 23%
Consumer 10%
Commercial 67%

Credit Portfolio - Currency Breakdown


Ch$ billion
Mar-17 5,919 7,490 7,684 21,094
Jun-17 5,879 7,635 7,489 21,003
Sep-17 5,871 7,678 7,270 20,819
Dec-17 5,977 7,694 6,733 20,404
Mar-18 5,976 7,704 6,934 20,614
Jun-18 5,986 7,765 7,385 21,136
Sep-18 6,001 7,796 7,363 21,159
Dec-18 6,067 7,785 7,651 21,503
Mar-19 5,993 8,016 7,639 21,649
Ch$ UF FX

As of March 31, 2019, Ch$7,639 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion decreased 0.2% in this quarter, mainly due to the 0.4% nominal decrease in our US dollar denominated in, or indexed to, credit portfolio –which represents 38% of our total foreign currency loans. In the 1Q19, US dollar variation was –2.1% or Ch$(14) per dollar.

Itaú Corpbanca 43

Management Discussion & Analysis | Balance Sheet

NPL Ratio (90 days overdue) by segment

By the end of the first quarter of 2019, our total consolidated NPL ratio for operations 90 days overdue reached 2.19%, an increase of 8 basis points from the previous quarter and a decrease of 17 basis points from the same period of 2018.

The NPL ratio increased by 6 basis points for commercial loans from 2.19% to 2.25% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 1.93%, an increase of 12 basis points compared to fourth quarter of 2018.

The NPL ratio for mortgage loans increased by 7 basis points from 2.05% to 2.12% and consumer loans increased by 21 basis points from 1.76% to 1.97%, in the quarter.


1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

Funding

Highlights

- Total funding, including interbank deposits, amounted to Ch$23.6 trillion by the end of the first quarter of 2019, a 0.8% decrease compared to the previous quarter accordingly to the total assets evolution in the period.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. Our funding strategy for the period of time covered by this report has changed as we sought longer tenor maturity and diversification.
- In this context, Itaú Corpbanca successfully placed US$710 million senior bonds in the local market in the 12-month period ended March 31, 2019. The latter compares with US$1,526 million and US$566 million issuances for full years 2017 and 2018. Our strategy in terms of bond issuances is to seek for longer maturity tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds. The tenors of the bonds issued during the last 12-month period are set forth in the chart below.

In Ch$ million, end of period	1Q19	4Q18	change	1Q18	change
Deposits and other demand liabilities	4,341,345	4,300,475	1.0%	4,113,471	5.5%
Time deposits and saving accounts	9,966,450	10,121,111	-1.5%	10,126,911	-1.6%
Investments sold under repurchase agreements	706,299	1,015,614	-30.5%	581,240	21.5%
Letters of credit	49,814	53,463	-6.8%	63,983	-22.1%
Bonds	5,217,263	4,882,341	6.9%	4,630,491	12.7%
Subordinated bonds	1,038,735	1,074,320	-3.3%	1,037,149	0.2%
Interbank borrowings	2,277,389	2,327,723	-2.2%	2,364,556	-3.7%
Other financial liabilities	10,764	12,400	-13.2%	14,214	-24.3%
Total Funding	**23,608,059**	**23,787,447**	**-0.8%**	**22,932,015**	**2.9%**

Our strategy of diversification also includes two syndicated loans, one for US$465 million maturing in April 2020 and a US$200 million AB Loan led by IFC (a 5-year tenor for the A Loan, maturing in December 2020, and a 3-year tenor for the B Loan, already due in December 2018).


Bonds in CLP & UF (expressed in USD mn)
Spread vs. Peers
<6 years
6 - 10 years
> 10 years

Itaú Corpbanca 44

Management Discussion & Analysis | Balance Sheet by Currency

Itaú

Balance Sheet by Currency

Assets | March 31, 2019

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	852,518	502,596	227,904	-	274,692	349,922
Cash items in process of collection	569,204	568,401	293,747	-	274,654	803
Trading investments	222,802	106,404	106,410	(6)	-	116,398
Investments under resale agreements	30,234	25,073	25,073	-	-	5,161
Financial derivatives contracts	1,309,222	1,225,758	890,946	89,463	245,349	83,464
Interbank loans, net	309,263	272,098	201,896	-	70,202	37,165
Loans and accounts receivable from customers, net of loan loss allowances	20,973,104	16,494,122	5,596,474	8,015,802	2,881,846	4,478,982
Available-for-sale investments	2,393,890	1,376,697	1,190,726	97,639	88,332	1,017,193
Held-to-maturity investments	211,097	129,992	-	-	129,992	81,105
Investments in associates other companies	9,769	6,234	6,234	-	-	3,535
Intangible assets	1,607,493	1,432,088	1,430,855	-	1,233	175,405
Property, plant and equipment	257,607	244,178	243,706	-	472	13,429
Current taxes	125,921	69,912	69,356	-	556	56,009
Deferred taxes	162,589	160,835	144,685	-	16,150	1,754
Other assets	522,099	414,664	242,454	17,628	154,582	107,435
Total Assets	**29,556,812**	**23,006,453**	**10,499,881**	**8,360,714**	**4,145,858**	**6,550,359**

Liabilities | March 31, 2019

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	4,341,345	2,555,588	2,132,689	4,687	418,212	1,785,757
Cash items in process of being cleared	518,443	518,443	222,014	-	296,429	-
Obligations sold under repurchase agreements	706,299	220,988	217,544	-	3,444	485,311
Time deposits and other time liabilities	9,966,450	7,808,252	6,248,535	443,144	1,116,573	2,158,198
Financial derivatives contracts	1,088,654	1,020,884	699,582	111,215	210,087	67,770
Interbank borrowings	2,277,389	1,561,231	30,005	358	1,530,868	716,158
Issued debt instruments	6,305,812	5,767,406	439,814	4,814,938	512,654	538,406
Other financial liabilities	10,764	10,764	10,754	10	-	-
Current taxes	1,418	982	982	-	-	436
Deferred taxes	617	522	81	-	441	95
Provisions	163,391	96,794	91,495	-	5,299	66,597
Other liabilities	611,951	567,441	410,898	113,397	43,146	44,510
Total Liabilities	**25,992,533**	**20,109,220**	10,336,297	5,628,287	**4,144,636**	**5,883,313**
Capital	1,862,826	1,778,006	1,778,006	-	-	84,820
Reserves	1,290,131	646,566	646,566	-	-	643,565
Valuation adjustment	9,041	(262)	(262)	-	-	9,303
Retained Earnings:	**176,118**					
Retained earnings or prior years	156,342	231,475	231,475	-	-	(75,133)
Income for the period	28,252	21,110	(15,200)	31,032	5,278	7,142
Minus: Provision for mandatory dividend	(8,476)	(4,894)	(4,894)	-	-	(3,582)
Equity attributable to shareholders	3,338,116	2,672,001	2,635,691	31,032	5,278	666,115
Non-controlling interest	226,163	225,232	225,232	-	-	931
Total Equity	**3,564,279**	**2,897,233**	**2,860,923**	31,032	**5,278**	**667,046**
Total Liabilities and Equity	**29,556,812**	**23,006,453**	**13,197,220**	**5,659,319**	**4,149,914**	**6,550,359**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca

45

Management Discussion & Analysis | Solvency Ratios

Itaú

Solvency Ratios

In Ch$ millions, end of period		1Q19	4Q18
Core capital [1]		3,338,117	3,324,531
(-) Goodwill		(1,178,346)	(1,178,235)
(+) Subordinated debt		999,394	1,039,724
(+) Additional provisions		6,743	6,743
(+) Minority interest		226,164	223,082
= Regulatory capital (Core capital + Tier II capital)		**3,392,072**	**3,415,845**
Risk-Weighted assets (RWA)		**23,685,434**	**23,361,809**
Ratios (%)	**BIS (Regulatory capital / Risk-weighted assets) [2]**	**14.32%**	**14.62%**
	Core capital ratio [1] (ex-goodwill)	9.12%	9.19%

Note: (1) Core Capital = *Capital básico* according to SBIF current definitions; (2) BIS Ratio = Regulatory capital / RWA, according to SBIF current definitions.

Minimum Capital Requirement

Our minimum capital requirements are set by the SBIF which follows the Chilean banking law capital requirements. On January 12, 2019 a new banking law was enacted for purposes of adopting Basel III and replacing the SBIF with the *Comisión para el Mercado Financiero* (CMF). In this regard, it has been publicly announced by the Ministry of Finance that the CMF would replace the SBIF effective as of June 1, 2019.

Once the CMF replaces the SBIF, within 18 months from the date in which such replacement occurs, the CMF shall issue a regulation for several key definitions for the whole impacts of the implementation to be known, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, possible changes in credit RWA density as well as the definitive models for market and operational risk, and the general implementation phase-in period.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital —stated by the referential equity or total capital, composed of Tier I capital and Tier II capital— and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

As of January 31, 2019, the last public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 13.3%.

Quarterly Evolution of the Regulatory Capital Ratio

At the end of first quarter of 2019 our regulatory capital ratio reached 14.32%, a decrease of 30 basis points when compared to the fourth quarter of 2018.

This decrease was due to an increase in RWA explained by (i) higher property, plant and equipment –driven by new assets resulting from the right-of-use assets under lease agreements arisen from our adoption of IFRS 16– and higher commercial loans; and (ii) lower subordinated bonds explained by a portion of these bonds in Colombia changing from the 100% to the 80% weight tranche. These negative effects were partly offset by an increase in core capital driven by the net income in the period.


6 bp
-17 bp
-20 bp
1 bp
14,62%
14,32%
4Q18
Core Capital (1)
Subordinated Bonds
RWA
Other
1Q19

Itaú Corpbanca 46

Additional Information Management Discussion & Analysis

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Management Discussion & Analysis | Our Shares

Our Shares

Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (**ITAUCORP**). Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$3.1 trillion | US$4.5 billion

Sell-side ratings

2	5	0
Buy	Hold	Sell

Source: Sell-side reports.

Average daily traded volumes 12-month period ended March 31, 2019 (US$ million)



3.35
0.26
3.61
Santiago
NY
Total

Corporate Structure Chart

As of March 31, 2019 shareholders structure was as follows:



Itaú Unibanco
38.14%
Saieh Family[1]
28.57%
IFC
3.32%
Others
29.97%
Itaú Corpbanca
512,406,760,091 (# total shares)
1- Includes 508,725,981 shares owned by Cía. Inmobiliaria y de Inver-siones Saga SpA that are under custody



Others Free Float
Others
4.93%
Sec. Brokerage
11.02%
Local Inst. Investors
5.25%
154 bn
(# shares)
8.77%
ADR's & Foreign Inst. Investors

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 03/31/2019	6.00	12.98
Maximum price in the quarter	6.60	15.73
Average Price in the quarter	6.31	14.18
Minimum price in the quarter	5.81	12.61
Closing Price at 12/31/2018	6.48	13.60
Closing Price at 03/31/2018	5.80	14.65
Change in 1Q'19	-7.39%	-4.59%
Change in LTM	3.45%	-11.42%
Average daily trading volume LTM (million)	2,278.94	0.26
Average daily trading volume in 1Q'19 (million)	1,679.46	0.05

Shareholder Base and Ratios	1Q19	4Q18	1Q18
Number of outstanding shares (million)	512,406.8	512,406.8	512,406.8
Recurring Diluted Earnings per share in the quarter (Ch$)	0.07	0.09	0.10
Accounting Diluted Earnings per share in the quarter (Ch$)	0.06	0.06	0.08
Recurring Diluted Earnings per ADR in the quarter (US$)	0.15	0.18	0.24
Accounting Diluted Earnings per ADR in the quarter (US$)	0.12	0.12	0.21
Book value per share in the quarter (Ch$)	6.51	6.49	6.30
Price* / Earnings (P/E)	27.21	29.17	17.38
Price*/ Tangible Book Value (P/B)	0.92	1.00	0.92

* Closing price on the last trading day of each period.

Dividends

Dividend policy approved by shareholders in March 2017 in the Annual Shareholders Meeting is to distribute a final dividend of 100% of the annual net income **net of the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement"** whose terms are part of the "Transaction Agreement" executed on January 29, 2014.

Itaú Corpbanca paid its last annual dividend of **Ch$0.100728627 / share** in Chile on March 19, 2019. The dividend payout ratio was 30% of 2018 Net Income, equivalent to a dividend yield of 1.64%. For purposes of capital requirements, annual dividends are provisioned at 30%.

The following table shows dividends per share distributed during the past five years:

Company	Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)	% Distributed	Dividend per Share (Ch$)
Banco Itaú Chile	2014	2015	85,693	31%	18,447.50
Corpbanca	2014	2015	226,260	50%	0.33238491
Corpbanca	Retained Earnings	2015	239,860	100%	0.70472815
Banco Itaú Chile	2015	2016	104,336	50%	36,387.38
Corpbanca	2015	2016	201,771	50%	0.29640983
Corpbanca	2015	2016	201,771	UF 124,105	0.00939188
Itaú Corpbanca	2016	2017	2,059	30%	0.001205475
Itaú Corpbanca	2017	2018	57,447	40%	0.044844689
Itaú Corpbanca	2018	2019	172,047	30%	0.100728627

Itaú Corpbanca 49

Management Discussion & Analysis Ratings Credit Risk Ratings International Credit Risk Rating On a global scale, Itaú Corpbanca is rated by two worldwide recognized agencies: Moody´s Investors Service (‘Moody’s’) and Standard & Poor´s Global Ratings (‘Standard & Poor’s’ or ‘S&P’). On July 27, 2018, Moody’s affirmed ‘A3/Prime-2’ ratings following the downgrade of Chile’s sovereign rating to ‘A1’ from ‘Aa3’, which reflected the government’s lower capacity to provide financial support to the country’s banks. Although the government’s capacity to provide support has decreased slightly, it remains very strong. Consequently, the bank’s long-term ratings continue to benefit from two notches of uplift from its ‘baa2’ adjusted baseline credit assessment. Itaú Corpbanca’s ‘A3’ ratings reflect the bank’s conservative risk management, and improving business prospects in Chile and Colombia (‘Baa2/Negative’), which will support the stabilization of asset quality and profitability following two years of below-peer-average performance. However, our ratings will remain constrained by low capitalization and could face downward pressure if our ongoing retail strategy implementation does not lead to higher profitability and lower dependence on wholesale funding. Following a substantial improvement in its net income/tangible banking assets, we expect Itaú Corpbanca’s profitability to benefit from loan growth and lower funding costs, which will boost its already solid 3% net interest margin, despite still-high credit costs. Itaú Corpbanca’s funding strategy, however, may take time to materialize. The Outlook is ‘Stable’ reflecting our conservative risk management and improving business prospects in Chile and Colombia, which will support the stabilization in asset quality and profitability following two years of below-peer-average performance. Moody´s Rating Long term Counterparty Risk Rating (CRR) A2 Long-term foreign currency deposits A3 Long-term foreign currency debt A3 Short-term foreign currency deposits Prime-2 Outlook Stable On August 22, 2018, Standard & Poor´s affirmed our ‘BBB+/A-2’ ratings and revised our outlook and the outlook of other nine Chilean financial institutions to ‘Stable’ from ‘Negative’ following the revised economic risk trend on Chile to ‘Stable’ from ‘Negative’ reflecting diminished pressures on economic imbalances. Therefore, the Banking Industry Country Risk Assessment (BICRA) on Chile remained at group ‘3’ and the industry risk trend remains stable. Our ratings continue to reflect our business scale and market participation in the Chilean financial system. S&P expects our results to gradually improve as our business strategy advances and credit provisioning recedes amid better credit conditions expected for 2018 2018 first quarter results already point in that direction. In addition, the bank had a sound regulatory capital level of 14.3% as of March 2018, above its target capital ratio. S&P forecasts that our risk-adjusted capital (RAC) ratio will average 6.0% 6.5% in the next two years. The ratings also reflect that our funding structure and availability are in line with the average for the industry, which underpin its comfortable liquidity levels. Since the merger, asset and liability management strategy has been to adjust funding costs while looking for a longer tenor maturity and a more diversified funding structure. The stable outlook reflects S&P expectations that Itaú Corpbanca’s credit fundamentals will remain stable in the next 24 months with the integration of the merged operations and healthy asset quality. S&P expects the bank’s capital metrics to remain at moderate levels and funding and liquidity to be in line with Chilean banking industry average. Standard & Poor´s Rating Long-term issuer credit rating BBB+ Senior unsecured bonds BBB+ Short-term issuer credit rating A-2 Outlook Stable Local Credit Risk Rating On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. (‘Feller Rate’) and by Standard & Poor’s Global Ratings Chile Clasificadora de Riesgo Ltda. (‘Standard & Poor’s Chile’ or ‘S&P Chile’). On March 29, 2019, Feller Rate affirmed local ratings in ‘AA’ and Outlook as ‘Positive’. Itaú Corpbanca’s ratings reflect a strong business profile, a strong risk profile, an adequate capital and liquidity position and a moderate generation capacity. The ‘Positive’ outlook reflects the sound trend on generation capacity, with growing results derived from a greater commercial activity and controlled provisions for loan losses. To the extent that the implementation of the strategy, the completion of the merger process and higher levels of activity allow the bank to consolidate profitability and consistently achieving results in line with the average of the banking industry with a healthy credit quality, ratings should be upgraded. Feller Rate Rating Long-term issuer credit rating AA Senior unsecured bonds AA Letter of credit AA Long-term deposits AA Subordinated bonds AA- Short-term deposits Nivel 1+ Shares 1ª Clase Nivel 1 Outlook Positive On April 1, 2019, S&P Chile affirmed our ‘clAA+’ long-term issuer credit rating and outlook as ‘Stable’. Our ratings reflect our business scale and market share in the Chilean financial system. Our strategy continues to advance with the implementation of Itaú’s business model, both in the retail and the wholesale segments, along with an increase in non-interest related income. Retail loan growth, stabilization of non-recurring effects and decrease in provisions for loan losses have supported the strongest profits of the last three years. In addition, the bank has a sound regulatory capital level of 14.7%, above its target capital ratio. S&P Chile forecasts that our risk-adjusted capital (RAC) ratio will average 6.0% 6.5% in the next two years. The ratings also reflect that our funding structure and availability are in line with the average for the industry, which underpin its comfortable liquidity levels. Since the merger, our asset and liability management strategy has been to adjust funding costs while looking for a longer tenor maturity and a more diversified funding structure. Standard & Poor´s Chile Rating Long-term issuer credit rating clAA+ Senior unsecured bonds clAA+ Letter of credit clAA+ Long-term deposits clAA+ Subordinated bonds clAA Short-term deposits clA-1+ Shares 1ª Clase Nivel 1 Outlook Stable Itaú Corpbanca 50

CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile. These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement. CONTACT INFORMATION: Gabriel Moura CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl Itaú Corpbanca 51